UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2016

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 7 HaEshel St.
Caesarea Industrial Park South 3088900, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In connection with the Extraordinary General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”) to be held on July 19, 2016, the Company received a Position Notice from one of the Company’s shareholders (the “Position Notice”). In accordance with applicable laws, the Company is required to publicly disclose the Position Notice. The Position Notice is attached hereto and incorporated by reference herein. The Company’s Board of Directors rejects the content of the Position Notice and intends to issue a detailed response prior to the Meeting in accordance with applicable laws.

Exhibit

99.1           Position Notice dated June 14, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD. (Registrant)

By:	/s/ Ori Hadomi
Name: Ori Hadomi
Title: Chief Executive Officer

Date: June 16, 2016